Exhibit 99.2

Alvotech Announces Private Placement of Convertible Bonds to Qualified Investors in an Overseas Directed Offering

NOT FOR PUBLICATION, DISTRIBUTION OR RELEASE DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO THE UNITED STATES OR IN OR INTO ANY OTHER JURISDICTION IN WHICH OFFERS OR SALES WOULD BE PROHIBITED BY APPLICABLE LAW. SECURITIES MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION THEREFROM. ANY PUBLIC OFFERING OF SECURITIES TO BE MADE IN THE UNITED STATES WILL BE MADE BY MEANS OF A PROSPECTUS THAT MAY BE OBTAINED FROM THE ISSUER AND WILL CONTAIN DETAILED INFORMATION ABOUT THE COMPANY AND MANAGEMENT, AS WELL AS FINANCIAL STATEMENTS. THE SECURITIES REFERENCED HEREIN HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED. THIS ANNOUNCEMENT IS NOT AN OFFER TO SELL OR A SOLICITATION TO BUY SECURITIES IN THE UNITED STATES OR IN ANY OTHER JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL OR CONTRAVENE ANY REGISTRATION OR QUALIFICATION REQUIREMENTS UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION. NEITHER THIS ANNOUNCEMENT NOR ANYTHING CONTAINED HEREIN SHALL FORM THE BASIS OF, OR BE RELIED UPON IN CONNECTION WITH, ANY OFFER OR COMMITMENT WHATSOEVER IN ANY SUCH JURISDICTION.

REYKJAVIK, ICELAND (July 24, 2023) — Alvotech (NASDAQ: ALVO), a global biotech company specializing in the development and manufacture of biosimilar medicines for patients worldwide, today announced a Private Placement of subordinated convertible bonds denominated in Icelandic krona (ISK) and US dollar (USD) (the “Bonds”) for a par value of at least $100 million or approximately ISK 13 billion at current exchange rates.

Alvotech will issue the Bonds, with a maturity date on December 20, 2025, pursuant to a convertible bond instrument, dated 20 December 2022. The Bonds are issued in two tranches. The ISK denominated tranche carries an annual payment-in-kind (“PIK”) coupon rate of 15% per year, capitalized and added to the outstanding principal semi-annually. The ISK denominated tranche is registered on the Nasdaq First North Growth Market in Iceland. The USD denominated tranche carries a PIK coupon rate of 12.5%, capitalized and added to the outstanding principal semi-annually. The USD denominated tranche is unregistered. Holders of the Bonds may elect, at their sole discretion, to convert all or part of the principal amount and accrued coupon into Alvotech ordinary shares at a fixed conversion rate of USD 10 per share on December 31, 2023, or June 30, 2024.

ATP Holdings ehf., which is affiliated with Aztiq Pharma Partners S.a. r.l. the largest shareholder of Alvotech, has entered into an agreement with Alvotech under which ATP Holdings ehf. commits to acquiring any of the Bonds which have not been sold to other investors, after all binding offers from qualified professional investors in the Private Placement have been submitted, up to the par value of $100 million.

The offer or sale of the Bonds will be made in an overseas directed offering directed solely into Iceland to professional clients or eligible counterparties in accordance with European Parliament and Council Directive 2014/65/EC, and in accordance with local laws, regulations, customary practices, and documentation.

The Private Placement will be initiated at 09:00 GMT on July 24, 2023, and will conclude at 14:00 GMT on July 30, 2023.

Sæmundargata 15-19	Phone +354 422 4500	alvotech.media@alvotech.com
102 Reykjavík, Iceland		www.alvotech.com

Exhibit 99.2

About Alvotech

Alvotech is a biotech company, founded by Robert Wessman, focused solely on the development and manufacture of biosimilar medicines for patients worldwide. Alvotech seeks to be a global leader in the biosimilar space by delivering high quality, cost-effective products, and services, enabled by a fully integrated approach and broad in-house capabilities. Alvotech’s current pipeline contains eight biosimilar candidates aimed at treating autoimmune disorders, eye disorders, osteoporosis, respiratory disease, and cancer. Alvotech has formed a network of strategic commercial partnerships to provide global reach and leverage local expertise in markets that include the United States, Europe, Japan, China, and other Asian countries and large parts of South America, Africa and the Middle East. Alvotech’s commercial partners include Teva Pharmaceuticals, a US affiliate of Teva Pharmaceutical Industries Ltd. (US), STADA Arzneimittel AG (EU), Fuji Pharma Co., Ltd (Japan), Cipla/Cipla Gulf/Cipla Med Pro (Australia, New Zealand, South Africa/Africa), JAMP Pharma Corporation (Canada), Yangtze River Pharmaceutical (Group) Co., Ltd. (China), DKSH (Taiwan, Hong Kong, Cambodia, Malaysia, Singapore, Indonesia, India, Bangladesh and Pakistan), YAS Holding LLC (Middle East and North Africa), Abdi Ibrahim (Turkey), Kamada Ltd. (Israel), Mega Labs, Stein, Libbs, Tuteur and Saval (Latin America) and Lotus Pharmaceuticals Co., Ltd. (Thailand, Vietnam, Philippines, and South Korea). Each commercial partnership covers a unique set of product(s) and territories. Except as specifically set forth therein, Alvotech disclaims responsibility for the content of periodic filings, disclosures and other reports made available by its partners. For more information, please visit www.alvotech.com. None of the information on the Alvotech website shall be deemed part of this press release.

Forward Looking Statements

Certain statements in this communication may be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements generally relate to future events or the future financial operating performance of Alvotech and may include, for example, Alvotech’s expectations regarding competitive advantages, business prospects and opportunities including pipeline product development, future plans and intentions, results, level of activities, performance, goals or achievements or other future events, regulatory submissions, review and interactions, including the resubmission of a BLA for AVT02 and a potential reinspection of Alvotech’s manufacturing facility, the satisfactory responses to the FDA’s inspection findings and resolution of other deficiencies conveyed following the inspection of Alvotech’s manufacturing site, the potential approval and commercial launch of its product candidates, the timing of regulatory approval, including for AVT04, and market launches, the estimated size of the total addressable market of Alvotech’s pipeline products, the availability of financing options, including the size, timeline, securities, terms and conditions of, and use of proceeds from, a potential financing. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential”, “aim” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Alvotech and its management, are inherently uncertain and are inherently subject to risks, variability, and contingencies, many of which are beyond Alvotech’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted against Alvotech or others following the business combination between Alvotech Holdings

Sæmundargata 15-19	Phone +354 422 4500	alvotech.media@alvotech.com
102 Reykjavík, Iceland		www.alvotech.com

Exhibit 99.2

S.A., Oaktree Acquisition Corp. II and Alvotech; (2) the ability to raise substantial additional funding, which may not be available on acceptable terms or at all; (3) the ability to maintain stock exchange listing standards; (4) changes in applicable laws or regulations; (5) the possibility that Alvotech may be adversely affected by other economic, business, and/or competitive factors; (6) Alvotech’s estimates of expenses and profitability; (7) Alvotech’s ability to develop, manufacture and commercialize the products and product candidates in its pipeline; (8) actions of regulatory authorities, which may affect the initiation, timing and progress of clinical studies or future regulatory approvals or marketing authorizations; (9) the ability of Alvotech or its partners to respond to inspection findings and resolve deficiencies to the satisfaction of the regulators; (10) the ability of Alvotech or its partners to enroll and retain patients in clinical studies; (11) the ability of Alvotech or its partners to gain approval from regulators for planned clinical studies, study plans or sites; (12) the ability of Alvotech’s partners to conduct, supervise and monitor existing and potential future clinical studies, which may impact development timelines and plans; (13) Alvotech’s ability to obtain and maintain regulatory approval or authorizations of its products, including the timing or likelihood of expansion into additional markets or geographies; (14) the success of Alvotech’s current and future collaborations, joint ventures, partnerships or licensing arrangements; (15) Alvotech’s ability, and that of its commercial partners, to execute their commercialization strategy for approved products; (16) Alvotech’s ability to manufacture sufficient commercial supply of its approved products; (17) the outcome of ongoing and future litigation regarding Alvotech’s products and product candidates; (18) the potential impact of the ongoing COVID-19 pandemic on the FDA’s review timelines, including its ability to complete timely inspection of manufacturing sites; (19) the impact of worsening macroeconomic conditions, including rising inflation and interest rates and general market conditions, war in Ukraine and global geopolitical tension, and the ongoing and evolving COVID-19 pandemic on the Company’s business, financial position, strategy and anticipated milestones; and (20) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in documents that Alvotech may from time to time file or furnish with the SEC. There may be additional risks that Alvotech does not presently know or that Alvotech currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Alvotech does not undertake any duty to update these forward-looking statements or to inform the recipient of any matters of which any of them becomes aware of which may affect any matter referred to in this communication. Alvotech disclaims any and all liability for any loss or damage (whether foreseeable or not) suffered or incurred by any person or entity as a result of anything contained or omitted from this communication and such liability is expressly disclaimed. The recipient agrees that it shall not seek to sue or otherwise hold Alvotech or any of its directors, officers, employees, affiliates, agents, advisors, or representatives liable in any respect for the provision of this communication, the information contained in this communication, or the omission of any information from this communication.

CONTACTS

Alvotech Investor Relations and Global Communications

Benedikt Stefansson

alvotech.ir@alvotech.com

Sæmundargata 15-19	Phone +354 422 4500	alvotech.media@alvotech.com
102 Reykjavík, Iceland		www.alvotech.com